EXHIBIT 1

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                        ---------------------------------
                         (A Govt. of India Enterprise)
                                                         Rs in Million
                                                         -------------
        UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30.06.2005
        -----------------------------------------------------------------

--------------------------------------------------------------------------------
                                 UNAUDITED           REVIEWED        AUDITED
                                ------------      ---------------  -----------
SI.                             THREE MONTHS      CORRESPONDING     YEAR ENDED
NO.    PARTICULARS                ENDED ON        THREE MONTHS      31.3.2005
                                 30-06-2005      OF THE PREVIOUS    (SUBJECT TO
                                                  YEAR ENDED ON    C&AG COMMENTS
                                                   30-06-2004
--------------------------------------------------------------------------------

1      Net Income from
         Services                12,641.05          13927.13           55923.85
2      Other Income               1,394.74            708.80            4917.18
       TOTAL INCOME              14,035.79          14635.93           60841.03


3.     Staff Cost                 4,438.43           4759.10           18358.90
   B.  Revenue Sharing            2,349.78           1532.33            9278.54
   C.  Licence Fee                1,172.20           1291.21            4971.63
   D.  Admn./Operative
         Expenditure              2,317.01           2415.04            9837.10
       TOTAL OPERATIVE/
         OTHER EXP               10,277.42           9997.68           42446.17
4      EBITDA                     3,758.37           4638.25           18394.86
5      Depreciation               1,535.66           1414.56            5880.07
6      Interest                      75.51            108.30             358.12
7      PROFIT BEFORE TAX          2,147.20           3115.39           12156.67
8.     Provision for Taxation       851.13           1038.44            2566.90
   B.  Provision for Deferred
         tax                       (428.79)          -262.15             105.51
9      PROFIT AFTER TAX           1,724.86           2339.10            9484.26
10     Prior period adjustments       -                   -               94.47
11     NET PROFIT                 1,724.86           2339.10            9389.79
12     PAID UP EQUITY SHARE CAPITAL
       FACE VALUE OF RS.10/-EACH.                                       6300.00
13     RESERVES EXCLUDING
       REVALUATION RESERVE                                            103138.25
14     EPS                            2.74              3.71              15.05
       BASIC/DILUTED (IN RS.)
15     AGGREGATE OF NON-PROMOTER
       SHAREHOLDING:-
   A.  NUMBER OF SHARES                                               275627260
   B.  PERCENTAGE OF SHAREHOLDING                                         43.75%
--------------------------------------------------------------------------------

   1   The above results  have  been  taken on record by the Board of Directors in their meeting held on 25-07-2005.
   2   Previous period / year figures have been regrouped/rearranged wherever necessary.
   3   The status of investor complaints received and disposed of during this quarter ended on 30.06.2005 is as under:
                                                                          (NOS.)
       Complaints pending at the beginning of the quarter                    38
       Complaints received during this quarter                              392
       Disposal of Complaints                                               409
       Complaints lying unresolved at the end of the quarter                 21


PLACE:  DELHI                            FOR AND ON BEHALF OF THE BOARD
DATE:  25.07.2005


                                                   R.S.P Sinha
                                          Chairman & Managing Director

      UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE
      --------------------------------------------------------------------
                        THREE MONTHS ENDED ON 30/06/2005
                        --------------------------------

                                                                RS. IN MILLION
--------------------------------------------------------------------------------
                                                                   YEAR ENDED
S.NO.                               Q 1            Q 1             31.3.2005
       PARTICULARS               UNAUDITED       REVIEWED       AUDITED (SUBJECT
                                  2005-06         2004-05           TO C&AG
                                                                   COMMENTS)
--------------------------------------------------------------------------------
 1.  INCOME FROM SERVICES
     Basic Services              11,606.60       13,417.88        53,049.81
     Cellular                     1,034.45          509.25         2,874.04
     Unallocable                      -               -                -
                       TOTAL     12,641.05       13,927.13        55,923.85

     Less: Inter Unit Income          -               -                -
                                 -----------------------------------------------
     NET INCOME FROM SERVICES    12,641.05       13,927.13        55,923.85
---------------------------------===============================================

--------------------------------------------------------------------------------
2.   SEGMENT RESULT BEFORE
       INTEREST/AND TAX
     Basic Services               1,080.64        2,926.50         9,469.79
     Cellular                       212.96          119.84         1,172.73
     Unallocable                    929.11          177.35         1,872.28
                       TOTAL      2,222.71        3,223.69        12,514.80

     Less: Interest                  75.51          108.30           358.12

     Less: Prior period Items                                         94.47
                                 -----------------------------------------------
     PROFIT BEFORE TAX            2,147.20        3,115.39        12,062.21
                                 ===============================================

     Less: Provision for Tax        422.34          776.29         2,672.41

                                 -----------------------------------------------
     PROFIT AFTER TAX             1,724.86        2,339.10         9,389.80
---------------------------------===============================================

--------------------------------------------------------------------------------
3.   CAPITAL EMPLOYED
    (SEGMENT ASSETS - SEGMENT LIABILITIES)

     Basic Services              39,268.80       41,865.19        41,324.50
     Cellular                     2,928.23        1,794.31         3,118.35
     Unallocable                 73,121.43       67,590.47        64,995.39
                                 -----------------------------------------------
                       TOTAL    115,382.73      111,249.96       109,438.25
---------------------------------===============================================